UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K        ☐  Form 11-K        ☐  Form 20-F        ☒  Form 10-Q

☐  Form N-SAR        ☐  Form N-CSR

For Period Ended:                     October 31, 2006

         Transition Report on Form 10-K

         Transition Report on Form 20-F

         Transition Report on Form 11-K

         Transition Report on Form 10-Q

         Transition Report on Form N-SAR

For the Transition Period Ended:

Read instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:    Sharper Image Corporation

Former name if applicable:

Address of principal executive office (street and number):    350 The Embarcadero, 6th Floor

City, state and zip code:    San Francisco, California 94105

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25c has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

This filing is being made because, for the reasons described below, the registrant will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 on or before the fifth calendar day following the prescribed due date in accordance with Rule 12b-25.

The registrant previously disclosed in its Form 12b-25 filed with the SEC on September 11, 2006 that its Board of Directors had voluntarily initiated an independent review regarding the registrant’s historical stock option practices and related accounting matters and that a special committee of the Board of Directors had been formed and is conducting this review with the assistance of independent legal counsel and independent accounting experts.

As disclosed in the registrant’s current report on Form 8-K filed with the SEC on September 18, 2006, the registrant issued a press release on September 18, 2006 disclosing that on September 17, 2006, based on the special committee’s review up to that date, the audit committee had reached a determination to restate the registrant’s financial statements for the three fiscal years ended January 31, 2006 and for the fiscal quarters ended April 30, 2005 and 2006, to reflect a pre-tax non-cash compensation charge associated with the issuance of options, principally in connection with those issued in fiscal 1998 and 1999. As a result of this investigation, the registrant announced that it would not file its quarterly report for the quarter ended July 31, 2006 on a timely basis and that it had notified Nasdaq that it was not in compliance with Nasdaq’s Marketplace Rule 4310(c)(14) for continued listing on the Nasdaq Global Market. The registrant also announced that it intended to file with the SEC an amended annual report on Form 10-K for the year ended January 31, 2006 and an amended quarterly report on Form 10-Q for the quarter ended April 30, 2006, as soon as practicable and that until these restated financial statements are filed with the SEC, neither the Company’s financial statements for the three fiscal years ended January 31, 2006, and the related reports of Deloitte & Touche LLP, the registrant’s independent registered public accounting firm, nor the registrant’s financial statements for the fiscal quarters ended April 30, 2005 and 2006, should be relied upon.

Based upon the special committee’s further investigation of the registrant’s historical options grant practices, the registrant now believes that it will record a pre-tax non-cash compensation charge of approximately $19 million in the aggregate over the fiscal years ended January 31, 1996 through 2006, which is approximately $4 million greater than the registrant’s initial estimate of approximately $15

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million over the fiscal years ended January 31, 1998 through 2006. Of this amount, the registrant estimates that approximately $11 million relates to options granted in fiscal 1998 and 1999, which is consistent with the registrant’s previous estimates. Although the special committee’s investigation is substantially complete, there can be no assurance that additional adjustments will not be required in accordance with the procedures described below.

The registrant is currently preparing an amendment to its Annual Report on Form 10-K for the year ended January 1, 2006 and an amendment to its Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 and will file these amendments as promptly as practicable. The registrant is also in the process of compiling the necessary information in order to prepare its Quarterly Reports on Form 10-Q for the quarters ended July 31, 2006 and October 31, 2006. However, because the registrant must make accounting judgments regarding alternative measurement dates for its historical option grants, the registrant may consult with the SEC’s Office of the Chief Accountant, and in such case may not be able to file these amendments or quarterly reports until the completion of such consultation. The registrant and its special committee are working diligently to complete the review so that the registrant can file the required quarterly reports and amendments as promptly as practicable.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel W. Nelson	415	445-6000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐   Yes            ☒  No

Quarterly Report on Form 10-Q for the period ending July 31, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes            ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III above, the special committee has not completed its review. Until the independent committee’s review is completed, the registrant will be unable to finalize its financial statements for the quarter ended October 31, 2006 and cannot provide a reasonable estimate and comparison between its 2006 and 2005 results of operations at this time. The registrant hereby incorporates by reference its Current Report under Item 2.02 of Form 8-K furnished to the Securities and Exchange Commission on November 7, 2006. Until it has completed it option grant review, the registrant is unable to predict its earnings for the three and

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nine months ended October 31, 2006. The registrant, however, anticipates that absent any adjustment resulting from the option grant review, it will reflect a wider loss than the comparable periods in the prior year consistent with the sales declines reported for the three months ended October 31, 2006.

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current plans, expectations, estimates, and projections about the specialty retail industry and management’s beliefs about registrant’s future performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that are difficult to predict and which may cause registrant’s actual results and performance to differ materially from those expressed or forecasted in any such forward-looking statements. Some of these risks and uncertainties are discussed in registrant’s Annual Report on Form 10-K under “Risk Factors.” These risks include, among other factors, the timing and results of registrant’s option grant review, its ability to continue to find or develop and to offer attractive merchandise to its customers, the market potential for products in design, changes in business and economic conditions, risks associated with the expansion of its retail store, catalog and Internet operations, and changes in the competitive environment in which registrant operates. Unless required by law, registrant undertakes no obligation to update publicly any forward-looking statements. However, readers should carefully review the statements set forth in the reports, which registrant files from time to time with the Securities and Exchange Commission, particularly its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

Sharper Image Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 12, 2006	By	/s/ Daniel W. Nelson

	Name:	Daniel W. Nelson
	Title:	Senior Vice President, Interim Chief Financial Officer

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